Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund November 2018 Update
December 28, 2018

Supplement dated December 28, 2018 to Prospectus dated July 13, 2018
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.65%	-10.40%	$4.67M	$941.159
B	-0.70%	-10.94%	$51.90M	$763.608
Legacy 1	-0.46%	-8.47%	$1.01M	$770.693
Legacy 2	-0.48%	-8.68%	$0.32M	$750.977
Global 1	-0.41%	-7.67%	$19.55M	$771.381
Global 2	-0.43%	-7.89%	$0.74M	$753.545
Global 3	-0.58%	-9.37%	$0.69M	$636.678
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The U.S. dollar strengthened in response to increased political risks in Europe and as the potential of an economic slowdown increased demand for safe-haven assets.  The Canadian dollar weakened on falling oil prices.  The euro and British pound weakened on disappointing economic reports, continued concerns about Italy’s budget and uncertainty over the final Brexit terms.  The Australian dollar and the New Zealand dollar strengthened as each central bank struck a hawkish tone in their recent announcements.

Energy:  Crude oil prices fell due to abundant supplies.  Natural gas prices rose over 40% when the U.S. experienced widespread cold weather and the extended weather forecasts showed colder weather.

Equities: U.S. and Asian equity markets rose on hopes of solid U.S. holiday sales and optimism regarding a U.S.-China trade deal.   European equity markets declined after disappointing earnings reports and after multiple resignations by British government officials renewed Brexit-related concerns.

Fixed Income: Global fixed income markets rose after the Federal Reserve stated that interest rates were just below neutral, which potentially indicated fewer interest rate hikes during 2019.  Weak economic data and continued Italian budget issues also move fixed income markets higher.

Grains/Foods:  Corn markets rose after the USDA lowered its crop estimates.  Wheat markets rose on increased demand.  Soybean prices rose on lower USDA crop estimates and on expectations of increased demand from China due to the partial resolution of the current trade disagreements.  Coffee markets moved lower due to a weaker Brazilian real and on concerns of elevated supplies.  Cocoa markets declined as a favorable outlook for the harvest in West Africa led to expectations of a global surplus.  Sugar prices declined on excess supply and on a weaker Brazilian real.

Metals: Gold prices rose slightly as volatility in global stock markets increased demand for safe-haven assets.  Copper prices rose on increased demand and anticipation the trade tensions between the U.S. and China would ease.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2018

STATEMENT OF INCOME
Trading Income (Loss	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$739,968	-$3,749,035
Change In Unrealized Income (Loss)	627,867	-329,060
Brokerage Commission	-22,941	-384,302
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-76,807	-891,814
Change in Accrued Commission	2,408	15,940
Net Trading Income (Loss)	-209,441	-5,338,271

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$68,676	$652,140
Interest, Other	17,040	205,149
Income from Securities	-28,655	-1,063,766
Dividend Income	0	0
Total Income (Loss)	-152,380	-5,544,748

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	10,293
Operating Expenses	16,885	220,548
Organization and Offering Expenses	19,464	253,660
Brokerage Expenses	315,362	3,994,358
Dividend Expenses	0	0
Total Expenses	351,711	4,478,859

Net Income (Loss)	-$504,091	-$10,023,607

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$81,094,244	$113,483,622
Additions	0	166
Net Income (Loss)	-504,091	-10,023,607
Redemptions	-1,714,979	-24,585,007
Balance at November 30, 2018	$78,875,174	$78,875,174

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$941.159	4,963.95168	$4,671,870	-0.65%	-10.40%
B	$763.608	67,965.02216	$51,898,660	-0.70%	-10.94%
Legacy 1	$770.693	1,313.40888	$1,012,235	-0.46%	-8.47%
Legacy 2	$750.977	430.02681	$322,940	-0.48%	-8.68%
Global 1	$771.381	25,338.32839	$19,545,514	-0.41%	-7.67%
Global 2	$753.545	978.96109	$737,691	-0.43%	-7.89%
Global 3	$636.678	1,077.88354	$686,265	-0.58%	-9.37%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership